
December 21, 2017

Scott Cohen
Chief Executive Officer
Bitzumi, Inc.
55 5th Avenue, Suite 1702
New York, NY 10003

> **Re: Bitzumi, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 29, 2017**
> **File No. 024-10768**

Dear Mr. Cohen:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Please provide a consent from your independent registered public accounting firm in your future amendment.

Cover page

2.  Please complete the "Per share/unit" line item on your cover page.

3.  You indicate on the cover page that "[t]here are currently no arrangements to place the proceeds from this offering in an escrow, trust or similar account." The next paragraph includes a paragraph indicating that will engage an escrow agent to hold funds tendered by investors. Please rectify these disclosures.

4.  It appears that you are contemplating multiple closings to your offering without utilizing an escrow account. Please provide more detail on the mechanics of closing your offering. Include a discussion of what factors will go into deciding when to close your initial offering and what rights subscribers have after remitting payment but prior to closing. In this regard,

please refer to Instruction to Item 5 of Part II of Form 1-A and the references therein to Exchange Act Rules 15c2-4 and 10b-9.

5.   Please also explain to us in detail how the contemplated closings to your offering are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

Use of Proceeds, page 28

6.   You indicate here that you intend to pursue listing on the OTC market, while elsewhere in the filing you indicate that you intend to pursue listing on the Nasdaq Capital Market. Please clarify your intentions and appropriately adjust your disclosures.

Plan of Distribution, page 63

7.   Please clarify here and elsewhere that this is a "best efforts" offering.

We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.  We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Michael Henderson at (202) 551-3364 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.  Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel